EXHIBIT 4.2

PARK CITY GROUP, INC.

CERTIFICATE OF DESIGNATION
OF THE RELATIVE RIGHTS, POWERS AND PREFERENCES
OF THE SERIES B-1 PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes

Pursuant to the authority granted in the Certificate of Incorporation of Park City Group, Inc. a Nevada corporation (the “Corporation”), the Corporation is authorized to establish and issue in series, up to 30,000,000 shares of preferred stock and to designate the terms, preferences, limitations and relative rights of each series thereof.

By resolution, the Board of Directors of the Corporation has established, designated and fixed the terms, preferences, limitations and relative rights of up to three hundred thousand (300,000) shares of the authorized and unissued preferred stock of the Corporation, par value $0.01 per share, as “Series B-1 Preferred Stock” (the “Series B-1 Preferred Stock”) with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1.           Dividends.

(a)           Dividends.  (i) Except as otherwise provided herein, the holders of shares of Series B-1 Preferred Stock shall be entitled to receive, out of funds legally available there for and as set forth in Section 1(a)(iii), dividends at the rate of seven percent (7.0%) per annum (the “Dividend Rate”) of the Stated Value (as defined below) on each outstanding share of Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares); provided, however, in the event the Company chooses to pay any outstanding dividend in accordance with Section 1(a)(iii), the Dividend Rate will be nine percent (9%) per annum.

(ii)           Dividends shall accrue and be payable (A) quarterly on January 2, April 1, July 1 and October 1 of each year (a “Dividend Payment Date”) and (B) on the Repurchase Date (as defined below). Dividends shall be payable in accordance with Section 1(a)(iii) below.  In the event any dividend payment is not paid within ten (10) days of the applicable Dividend Payment Date a late fee shall be assessed and paid to the dividend recipient in the amount of eighteen percent (18%) of the dividend amount.

(iii)           The Company may pay dividends accrued pursuant this Section 1(a) at each Dividend Payment Date to any holder in either (i) shares of Series B-1 Preferred Stock, (ii) in cash or (iii) in some combination of Series B-1 Preferred Stock and cash, provided that each holder shall receive the same combination of shares of Series B-1 Preferred Stock and cash as all other holders on any Dividend Payment Date.

A.           The “Stated Value” of the Series B-1 Preferred Stock shall be $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares).

(b)                Priority in Payment of Dividends.  The Corporation shall not declare, pay or set aside any Distributions (as defined below) on any shares of the Corporation’s common stock, par value $0.01 per share (“Common Stock”) or on any other class or series of stock of the Corporation ranking on liquidation junior to the Series B-1 Preferred Stock (such Common Stock and other stock being collectively referred to as “Junior Stock”) without the vote or written consent of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock.  Subject to such approval of the holders of Series B-1 Preferred Stock, the Corporation shall not declare, pay or set aside any distributions on shares of Common Stock or on any other Junior Stock unless the holders of Series B-1 Preferred Stock then outstanding shall have first received, or shall simultaneously receive, a distribution in cash in respect of each outstanding share of Series B-1 Preferred Stock in an amount at least equal to the amount specified in Subsection 1(a) plus the product obtained by multiplying (i) the per share amount of the distributions to be declared, paid or set aside for the Common Stock by (ii) the number of shares of Common Stock into which such shares of Series B-1 Preferred Stock are then eligible for repurchase in accordance with Subsection 4.  Notwithstanding the foregoing provisions of this Subsection 1(b), the Corporation may declare and pay cash dividends upon the Common Stock; provided that the Average Closing Price for the ten (10) trading days preceding the declaration of such dividend shall equal or exceed $10.70 per share, and the Corporation shall have given the holders of the Series B-1 Preferred Stock thirty (30) days written notice of the establishment of the record date for the payment of such dividend.

(c)                Definition of Distribution.  For purposes of this Subsection 1, unless the context requires otherwise, “distribution” shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in Common Stock or other securities of the Corporation, or the purchase or redemption of shares of the Corporation for cash or property, including any such transfer, purchase or redemption by a subsidiary of the Corporation, but excluding repurchases or redemptions of Common Stock (i) held prior to the Series B-1 Original Issue Date (as defined below) by employees or directors of, or consultants to, the Corporation upon termination of their employment or services pursuant to restricted stock agreements approved by the Board of Directors providing for such repurchase by the Corporation or any subsidiary; (ii) in liquidation or dissolution of the Corporation; and (iii) pursuant to any agreements containing a right of first refusal provision in favor of the Corporation.

(i)           The “Series B-1 Original Issue Date” shall mean March 31, 2015.

2.           Liquidation Rights.

(a)           Liquidation Preference.  Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, including any transaction which is deemed to be a liquidation, dissolution, or winding up of the Corporation pursuant to Subsection 2(c) below (a “Liquidation Event”), the holders of shares of Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets and funds of the Corporation available for distribution to its stockholders before any distribution or payment shall be made to any holders of Common Stock or any Junior Stock an amount equal to $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus, until the date fixed for payment, all declared and all accrued but unpaid dividends on such share of Series B-1 Preferred Stock (the “Series B-1 Liquidation Amount”).  If upon any such Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B-1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B-1 Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Series B-1 Preferred Stock shall share ratably in any distribution of the remaining assets and legally available funds of the Corporation in proportion to their respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if the entire Series B-1 Liquidation Amount and such pari passu payments on such other class or series of stock were paid in full.

(b)           Payments to Holders of Junior Stock. After the payment of all preferential amounts required to be paid to the holders of Series B-1 Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation senior to or on a parity with the Series B-1 Preferred Stock, upon a Liquidation Event, the holders of shares of Junior Stock then outstanding shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to its stockholders.

(c)           Deemed Liquidation Events.

(i)           Unless the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock otherwise elect by giving written notice thereof to the Corporation at least ten (10) days before the effective date of a Company Sale (as defined below), such Company Sale shall be deemed to be a Liquidation Event for purposes of this Subsection 2, and all consideration payable to the stockholders of the Corporation (in the case of an acquisition or disposition as set forth in subclauses (A) and (B)), and all consideration payable to the Corporation, together with all other available assets of the Corporation (in the case of an asset sale as set forth in subclauses (C) and (D)), net of all corporate taxes, fees and costs associated with such Company Sale and all costs of winding up the Corporation’s business, shall be distributed to the holders of capital stock of the Corporation in accordance with Subsections 2(a) and 2(b) above.  A “Company Sale” means:

(A)           a merger or consolidation in which

(1)           the Corporation is a constituent party, or

(2)           a subsidiary of the Corporation is a constituent party and either (x) the Corporation issues shares of its capital stock pursuant to such merger or consolidation, or (y) as a result of such merger or consolidation of a subsidiary, the Corporation’s ownership interest in the surviving entity is reduced; provided that neither Subsection 2(c)(i)(A)(1) nor subsection 2(c)(i)(A)(2) above shall include any such merger or consolidation involving the Corporation or a subsidiary in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold immediately following such merger or consolidation at least a majority of the voting power of (xx) the surviving or resulting entity or (yy) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity;

(B)           the disposition by holders of the Corporation’s then outstanding capital stock of at least a majority of the then outstanding equity voting power of the Corporation in a single or a series of related transactions;

(C)           the sale, lease or other disposition of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions (except any such sale to a wholly-owned subsidiary of the Corporation unless such sale, lease or other disposition is followed by a subsequent disposition or transfer of at least a majority of the then outstanding equity voting power of the Corporation or such subsidiary in a single or a series of related transactions); or

(D)           the disposition by exclusive license, sale, assignment or otherwise of all, substantially all or a significant portion of the intellectual property rights of the Corporation, except for non-exclusive licenses granted under such intellectual property rights in the ordinary course of business.

(ii)           The Corporation shall deliver written notice to the holders of shares of Series B-1 Preferred Stock at least twenty (20) days prior to the effective date of a Company Sale, which notice shall contain all the material terms and conditions of such Company Sale, and any additional information concerning the terms of the Company Sale and the value of the assets of the Corporation as may reasonably be requested by the holders of Series B-1 Preferred Stock in order to assist them in determining whether to treat such event as a Liquidation Event; provided that the requirement that such notice be delivered may be waived at any time by the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock.  The Corporation shall not effect any Company Sale pursuant to Subsection 2(c)(i)(A) above unless (A) the agreement or plan of merger or consolidation provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(a) and 2(b) above or (B) the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock specifically consent in writing to the allocation of such consideration in a manner different from that provided in Subsections 2(a) and 2(b) above.

(iii)           In the event of a Company Sale pursuant to Subsection 2(c)(i)(B),  2(c)(i)(C) or 2(c)(i)(D) above, if the Corporation does not effect a dissolution of the Corporation under the Nevada Revised Statutes within sixty (60) days after such Company Sale, then (A) the Corporation shall deliver a written notice to each holder of Series B-1 Preferred Stock no later than the 60th day after the Company Sale advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of Series B-1 Preferred Stock, and (B) if the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock so request in a written instrument delivered to the Corporation not later than the later of 75 days after such Company Sale or thirty (30) days after receipt of such notice by the holders of Series B-1 Preferred Stock, the Corporation shall use the consideration received by the Corporation for such Company Sale (net of any liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), to the extent legally available there for (the “Net Proceeds”), to redeem, on the later of the 90th day after such Company Sale or fifteen (15) days after receipt of such request (the “Liquidation Redemption Date”), all outstanding shares of Series B-1 Preferred Stock at a price per share equal to the Series B-1 Liquidation Amount.  In the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Series B-1 Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series B-1 Preferred Stock. The following provisions shall apply to the redemption of the Series B-1 Preferred Stock pursuant to this Subsection 2(c)(iii):

(A)           From and after the Liquidation Redemption Date, unless there shall be a default in payment of the Series B-1 Liquidation Amount, all rights of each holder with respect to shares of Series B-1 Preferred Stock redeemed on the Liquidation Redemption Date shall cease (except the right to receive the Series B-1 Liquidation Amount without interest upon surrender of the certificate or certificates there for), and such shares shall not be deemed to be outstanding for any purpose whatsoever.

(B)           Prior to the distribution or redemption provided for in this Subsection 2(c)(iii), the Corporation shall not expend or dissipate the consideration received for such Company Sale, except to discharge all corporate taxes, fees, costs and expenses incurred in connection with such Company Sale or winding up of the Corporation’s business.

(iv)           The amount deemed paid or distributed to the holders of Series B-1 Preferred Stock upon any such Company Sale shall be the cash or the value of the property, rights or securities distributed to such holders by the Corporation or by the acquiring person, firm or other entity.  The value of such property, rights or other securities (“Property Valuations”) shall be determined on the basis of a valuation of the Corporation as a going concern, without attributing any discount for lack of liquidity or lack of control and shall be agreed upon by the Corporation and the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock or, if no such agreement is reached, by a mutually acceptable third-party appraiser.  Whenever a determination with respect to a Property Valuation or the Net Proceeds is made, the Corporation shall provide prompt notice of the determination of such valuation, and all underlying assumptions and calculations, to all holders of Series B-1 Preferred Stock.

3.           Voting.   The Series B-1 Preferred Stock shall have no voting rights. However, so long as any shares of Series B-1 Preferred Stock are outstanding, the Corporation shall not, without the affirmative approval of the Holders of the shares of the Series B-1 Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series B-1 Preferred Stock or alter or amend this Certificate of Designation, (b) amend its certificate or articles of incorporation or other charter documents in breach of any of the provisions hereof, (c) increase the authorized number of shares of Series B-1 Preferred Stock, or (d) enter into any agreement with respect to the foregoing.

4.           Repurchase.  The Corporation will review, from time to time, but not less than semiannually, the replacement or refinancing of the Series B-1 Preferred Stock with either equity or debt, on terms found to be advantageous to the Corporation.  The Corporation shall have the right to redeem any or all of the outstanding shares of Series B-1 Preferred Stock for cash at any time upon at least ten (10) days written notice to the holders of the Series B-1 Preferred Stock stating the date upon which the repurchase will occur (the “Repurchase Date”).  The redemption price shall be equal to $10.70 per share plus accrued and unpaid dividends to the date of redemption (collectively, the “Redemption Price”).

5.           No Impairment.  The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, reclassification, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of the terms and provisions of Series B-1 Preferred Stock as set forth herein and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B-1 Preferred Stock against impairment.

6.           Waiver.  Except as otherwise provided herein, any of the rights of the holders of Series B-1 Preferred Stock set forth herein may be waived on behalf of all holders of shares of Series B-1 Preferred Stock by the affirmative vote of the holders of a majority of the shares of Series B-1 Preferred Stock then outstanding.

7.           Notices.   Any notice required by the provisions hereof to be given to the holders of Series B-1 Preferred Stock shall be deemed given if deposited in the United States Mail, first class postage prepaid, and addressed to each holder of record at his or her address appearing on the books of the Corporation. Any notice required by the provisions hereof to be given to the Corporation shall be deemed given if deposited in the United States Mail, first class postage prepaid, and addressed to the Corporation at 299 South Main Street, Suite 2370, Salt Lake City, Utah 84111, or such other address as the Corporation shall provide in writing to the holders of Series B-1 Preferred Stock.

8.           Amendments.  With the consent or approval of the holders of at least a majority of the Series B-1 Preferred Stock then outstanding, the Corporation may amend or modify any of the foregoing rights, privileges and preferences with respect to the shares of Series B-1 Preferred Stock, provided that no such amendment may materially and adversely affect a holder of Series B-1 Preferred Stock without the holder’s approval.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of March 31, 2015.

PARK CITY GROUP, INC.

By:	/s/ Edward L. Clissold
Name:	Edward L. Clissold
Title:	Chief Financial Officer